

September 9, 2014

Via E-mail
Amy (Yi) Zhang
Chief Executive Officer
Sky Solar Holdings, Ltd.
Suite 1604, 9 Queen's Road, Central
Hong Kong, Special Administrative Region
People's Republic of China

> **Re: Sky Solar Holdings, Ltd.**
> **Amendment No. 3 to Confidential Draft Registration Statement on Form F-1**
> **Submitted August 26, 2014**
> **CIK No. 1594124**

Dear Ms. Zhang:

　　We have reviewed your amended draft registration statement and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 60

1. Please expand the disclosures you provided in response to comment 4 in our letter dated August 15, 2014 to revise page 63 to disclose the percentage of owned capacity for which the price of electricity is fixed and the percentage for which the price is variable and determined by the spot price as of the most recent balance sheet date and revise page 97 to disclose current pricing terms for Greece. Also, based on your response to prior comment 15 from our letter dated July 14, 2014, please clarify why you believe the pricing terms disclosed on page 108 are consistent with your response letter.

2. Please revise your disclosure related to the impairment loss you recorded on amounts due from other related parties on page 78 to disclose the total amount due, explain how you determined the amount of the impairment you recorded, and explain how you determined the remaining amount due is recoverable.

Legal proceedings, page 121

3. We note the description of litigation in Note 26 to the consolidated financial statements on page F-57. Please revise to disclose information on this litigation in this Legal Proceedings section pursuant to Item 103 of Regulation S-K or tell us why you are not required to do so.

Consolidated Financial Statements

32. Acquisition of Subsidiaries, page F-63

4. We note your response to comment 7 in our letter dated August 15, 2014, including your clarification regarding third-party debt you assumed in the acquisition that you excluded from the investment test under Rule 3-05 of Regulation S-X. Please tell us where the debt you assumed is recorded in your financial statements after the acquisition or explain when and how it was settled.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-mail
      Shuang Zhao, Esq.